CYBRIATECH INC.

B2, 6/F, Phase-2 Hang Fung Industrial Building

2G, Hok Yuen Street, Hung Hom, Kowloon

Hong Kong

March 12, 2026

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Division of Corporation Finance

Office of Trade & Services

Re:	Cybriatech Inc.
Registration Statement on Form S-1
Filed June 10, 2025
File No. 333-287896

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cybriatech Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-287896), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on March 16, 2026, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hongyan Yu

Hongyan Yu

Chief Executive Officer